890 5th Avenue Partners, Inc.
14 Elm Place, Suite 206
Rye, New York 10580

September 8, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Attention:	Melissa Kindelan Kathleen Collins Alexandra Barone Larry Spirgel

Re:	890 5th Avenue Partners, Inc. Registration Statement on Form S-4 Filed July 30, 2021 File No. 333-258343

Ladies and Gentlemen:

Set forth below are the responses of 890 5th Avenue Partners, Inc. (“we” or the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated August 30, 2021, with respect to the Company’s Registration Statement on Form S-4, File No. 333-258343 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Registration Statement on Form S-4 (the “Amendment No. 1”) in response to the Staff’s comments. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in Amendment No. 1, unless otherwise specified.

Registration Statement on Form S-4 filed July 30, 2021

Questions and Answers about the Business Combination and the Special Meeting

What are the material U.S. federal income tax consequences of the Business Combination to me?, page xxvi

1.	Revise your response to begin with a definitive statement as to whether investors (SPAC and Buzzfeed investors) are likely to experience a taxable event as a result of the Business Combination.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages xxii-xxiii and xxvii of Amendment No. 1.

Summary of the Proxy Statement, page 1

2.	We note that you anticipate that Jonah Peretti will hold a majority of the voting power of New Buzzfeed. Please disclose whether New Buzzfeed expects to be a “controlled company” under the rules of the Nasdaq. If so, please disclose such status and the consequences. Also disclose whether New Buzzfeed intends to avail itself to the corporate governance exemptions afforded to a “controlled company” under the rules of Nasdaq.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 3, 41 and 264 of Amendment No. 1.

3.	Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the Business Combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at minimum and maximum redemption levels, including any needed assumptions.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the disclosure on page xx of Amendment No. 1.

4.	It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise to disclose the effective underwriting fee on a percentage basis for shares at each redemption level related to dilution.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 173 of Amendment No. 1.

Certain Agreements Related to the Business Combination

Note Subscription Agreement, page 7

5.	We note that you have arranged to sell additional securities to raise funds to satisfy the minimum cash required to complete the Business Combination after returning funds to redeeming stockholders. Revise to disclose the potential impact of those securities on non-redeeming shareholders.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the disclosures on pages 7 and 117 of Amendment No. 1.

Interests of 890’s Directors and Officers in the Business Combination, page 12

6.	Please revise the conflicts of interest discussion so that it highlights all material interests in the transaction held by the Initial Stockholders and 890's officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the Business Combination.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the disclosures on pages 13-14 and 92-93 of Amendment No. 1.

Risk Factors

Risk Factors Relating to 890 and the Business Combination, page 37

7.	We note that your forum selection provision identifies the Court of Chancery of the State of Delaware (or, if such court does not have jurisdiction, a state of federal district court located within the State of Delaware) as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Exchange Act. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 40, 122, 238 and 254 of Amendment No. 1. The governing documents will clearly state that, to the fullest extent permitted by law, the federal district courts of the United States shall be the exclusive forum for complaints asserting a cause of action arising under the Exchange Act.

8.	Please highlight the risk that the Initial Stockholders will benefit from the completion of a Business Combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the disclosures on pages 14 and 29 of Amendment No. 1.

9.	Disclose the material risks to unaffiliated investors presented by taking Buzzfeed public through merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 30 of Amendment No. 1.

10.	Please clarify if the Initial Stockholders can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in New Buzzfeed.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the disclosures on pages 14 and 29 of Amendment No. 1

Risks Related to BuzzFeed and Complex Networks, page 41

11.	Please consider adding a risk factor specifically describing the impact of the COVID-19 pandemic on Buzzfeed’s business and results of operations.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the disclosures on pages 59-60 of Amendment No. 1.

Other Risks Related to Our Business

In connection with the Business Combination, BuzzFeed has identified material weaknesses in internal control over financial reporting…, page 56

12.	We note that Buzzfeed is in the process of developing a remediation plan to address the various material weaknesses in internal control over financial reporting identified by management. Please revise to clarify the current status of such remediation plan and discuss what actions, if any, management has already taken and what remains to be completed in their remediation efforts. Also, disclose how long you estimate it will take to complete your plan and any associated material costs that you have incurred or expect to incur.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 60-61 of Amendment No. 1

The Organizational Documents Proposal, page 115

13.	Your current charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 90 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Information

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 150

14.	Please tell us and revise to clarify how the $5.6 million of stock-based compensation expense associated with the Escrow Agreement in adjustment (H) was derived.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 155-156 of Amendment No. 1.

The Company advises the Staff that under the terms of the Escrow Agreement in the event the Transfer Date SPAC Share Price (as defined in the Escrow Agreement) is less than $12.50 per share on the Transfer Date (as defined in the Escrow Agreement) (the “Market Condition”), the escrow agent will transfer a number of Escrowed Shares equal to the Make Whole Shares (as defined in the Escrow Agreement) to NBCU, and the remainder, if any, to Mr. Peretti. If the Transfer Date SPAC share price is equal to or greater than $12.50 per share, all of the Escrowed Shares will be transferred to Mr. Peretti. The $5.6 million estimated fair value was estimated using a model based on multiple stock price paths developed through the use of a Monte Carlo simulation that incorporates into the valuation the likelihood that the Market Condition will be satisfied.

Other Information Related to 890, page 159

15.	Please include comparable disclosure for the directors and executive officers of Buzzfeed. Refer to Item 18(a)(5)(i) of Form S-4.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 15-17, 30 and 93-95 of Amendment No. 1.

Business of New Buzzfeed, page 171

16.	Please disclose the basis for your statements that Buzzfeed is “a leading tech-powered, diversified media company” and “a leading modern media company for the Internet age.” Clarify the criteria on which you based these statements, such as revenue or number of customers or market share.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 176-178 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of BuzzFeed Inc.

Executive Overview, page 183

17.	You disclose that Time Spent is the estimated total number of hours spent by users on your owned and operated US properties, and on your content on Facebook and YouTube. Please revise to describe how you calculate this measure, how it varies from the actual number of hours spent by users and why you use an estimated measure and not the actual hours spent. Refer to SEC Release No. 33-10751.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 189 of Amendment No. 1.

18.	You disclose on page 44 that your financial performance will continue to be significantly determined by your success in increasing traffic and the overall level of engagement with your content as well as increasing the number and quality of ad engagements. Please tell us what measures management uses to monitor these factors. In this regard, you mention various measures throughout this filing such as number of unique visitors, number of direct sold ad impressions, number of orders generated, number of views, and retention rate of clients. Please revise here to include a quantified discussion of these measures for each period presented and the reasons for any significant fluctuations or explain.

RESPONSE:

The Company advises the Staff that it separately discloses the Time Spent metric in the Executive Overview section of Management’s Discussion and Analysis of Financial Condition and Results of Operations of BuzzFeed, which is the primary measure that BuzzFeed management uses to monitor traffic and the overall level of engagement with our content. BuzzFeed defines Time Spent as the estimated total number of hours spent by users on BuzzFeed’s owned & operated United States properties and on BuzzFeed’s content on YouTube in the United States, as reported by Comscore, and the estimated total number of hours spent on our content on Facebook, as reported by Facebook. BuzzFeed monetizes its content across its owned & operated properties, as well as multiple third-party platforms, and Time Spent encompasses the level of engagement in aggregate across the primary platforms where its content is monetized. Time Spent allows BuzzFeed management to understand how its readers and viewers are truly engaging with BuzzFeed’s content as opposed to other metrics, such as views, which are defined differently across the platforms on which BuzzFeed operates, and accordingly BuzzFeed management believes provides less relevant insights into the overall performance of BuzzFeed’s content. Although certain supplemental metrics, including direct sold ad impressions and number of orders generated provide helpful insights into certain elements of BuzzFeed’s business, BuzzFeed management does not use these metrics on an ongoing basis to drive business decisions and considers them indirect or secondary measures of performance.

Other sections of this Amendment No. 1 include certain additional measures such as number of unique visitors, number of views on certain properties, and retention rate of clients in order to provide context regarding the size of BuzzFeed’s business. However, these measures do not currently constitute key indicators of the Company’s financial condition or operating performance, and BuzzFeed management does not regularly use any of these measures to drive business decisions.

The metrics that management uses to manage the business are those noted in the Results of Operations section of the MD&A, including the identified non-GAAP financial measures.

Results of Operations

Comparison of results for the three months ended March 31, 2021 and 2020, page 186

19.	You disclose that advertising revenue increased in part due to improved monetization of your audience. Tell us what performance indicators you use to assess audience monetization, (e.g., cost per click, impressions per click, etc.), and revise your disclosures to incorporate such metrics into the discussion. Refer to SEC Release No. 33-10751.

RESPONSE:

The Company advises the Staff that it has reviewed SEC Release No. 33-10751. In understanding changes in audience monetization, BuzzFeed primarily considers total impressions sold by platform, pricing by platform, and product mix. BuzzFeed management does not generally evaluate total impressions sold or average cost per impression, or similar measures, on an aggregate basis across platforms, given significant disparity in the nature and value of impressions across platforms. As such, BuzzFeed has not quantified changes in those metrics in aggregate. The Company acknowledges the Staff’s comment and has included discussion of changes in impressions sold, pricing, and product mix to the Results of Operations section of MD&A for the three and six months ended June 30, 2021 on page 192 of Amendment No. 1.

Material U.S. Federal Income Tax Considerations, page 272

20.	We note your statement that the parties "intend" that the Business Combination qualify as a "reorganization" within the meaning of Section 368(a) of the Tax Code. We also note your placeholder in your exhibit index for a tax opinion. Revise your disclosure to make clear that the tax opinion supports a conclusion that the U.S. holders' receipt of New BuzzFeed common stock in the Business Combination will not be a taxable event under Section 368(a) of the Tax Code.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages xxvii, 17 and 283 of Amendment No. 1.

BuzzFeed, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

Note 1. Description of Business

Proposed Merger with 890 5th Avenue Partners, page F-44

21.	We note your disclosures regarding the Escrow Agreement. Please revise to include the estimated fair value of the equity award related to this agreement and when such amount would be recognized, consistent with your disclosures on page 150.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-44 – F-45 of Amendment No. 1.

Note 12. Stockholders’ Equity, page F-51

22.	Please revise to disclose whether the proposed merger with 890 5th Avenue Partners, Inc. will satisfy the liquidity condition related to the restricted stock units. To the extent that both the service and performance condition will be satisfied for any awards upon completion of the merger, tell us your consideration to include a pro forma adjustment for the compensation expense that has not yet been recognized due to lack of probability for the liquidity event.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-53 – F-54 of Amendment No. 1.

The Company advises the Staff that approximately 9,164,000 restricted stock units outstanding as of June 30, 2021 (which were granted during 2021) contain a liquidity condition that will be satisfied upon completion of the Two-Step Merger. The remaining 8,103,000 restricted stock units outstanding as of June 30, 2021 contain a liquidity condition that will not be satisfied upon completion of the Two-Step Merger. We have included a new pro forma adjustment (EE) to give effect to the additional compensation expense that would have been recognized during the six months ended June 30, 2021 had the Two-Step Merger occurred on January 1, 2020.

BuzzFeed, Inc.

Notes to Consolidated Financial Statements

Note. 2 Summary of Significant Accounting Policies

Revenue Recognition, page F-65

23.	You indicate that in situations where you utilize third party intermediaries to facilitate the sale of advertising to the end customer, you do not have insight into the gross amount paid by the end customer and therefore record revenue net of the amount received. Please revise your disclosures to clarify whether you still believe you are the principal in these arrangements and whether you have control of the advertising inventory prior to its transfer to the customer.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the disclosure on page F-68 of Amendment No. 1.

CM Partners, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 3. Revenue, page F-111

24.	Part 1: You disclose that revenue from digital and programmatic advertising sales is recorded on a gross basis due to various factors, such as the fact that the company is the primary obligor and has latitude in establishing prices. Please tell us and revise your disclosures to explain how you assessed control in determining you are the principal in these arrangements. Refer to 606-10-25-25.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the disclosures on page F-115 of Amendment No. 1.

The Company advises the Staff that CM Partners, LLC and subsidiaries (“Complex”) has determined that it is the principal in its digital and programmatic advertising arrangements by first identifying the specified good or service as the availability of digital ad inventory (representing the “asset” as defined within 606-10-25-25), then assessing control of the asset, as well as determining that Complex is the primary obligor and has latitude in establishing prices. In its assessment of control, Complex determined that it controls the digital ad inventory and directs its use by determining where to place ads (including available inventory on our own properties or third-party partner sites) and has primary responsibility to its end customers for the placement of ads. Complex derives benefit from the asset by generating cash inflows from the satisfaction of performance obligations stated within the terms of the arrangements with its customers. These performance obligations primarily include the delivery of various forms of digital advertising services to customers and are measured and monetized through delivered impressions of the ads to the intended or desired audience.

Part 2: Further, clarify what is meant by "gross basis". In this regard, you disclose that the customer pays the company based on ad performance, less the stipulated fee with the customer's MSA. Please tell us and revise your disclosures to explain whether revenue recognized includes this fee or what is otherwise included in the gross revenue amount.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the disclosures on page F-115 of Amendment No. 1.

The Company advises the Staff that revenue generated from digital ads that are placed on third-party partner sites is recognized on a “gross basis”, defined as the total amount collected from Complex’s customer (e.g., advertiser for digital ad sales and third-party platforms and intermediaries for programmatic advertising), inclusive of the share due to the third-party partner, which is classified as Cost of revenue on the Consolidated Statements of Operations.

Exhibits

25.	We note the form of preliminary proxy card filed as Exhibit 99.1. Please do not file the form of proxy as an exhibit to the registration statement. Refer to Note to paragraph (a)(3) of Exchange Act Rule 14a-4.

RESPONSE:

The Company acknowledges the Staff’s comment and has removed the form of preliminary proxy card as Exhibit 99.1 to Amendment No. 1. The Company will attach the form of preliminary proxy card as an Appendix in an amendment to the Registration Statement.

26.	Please file the Escrow Agreement and the NBCU Commercial Agreement as exhibits to the filing. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE:

The Company acknowledges the Staff’s comment and has filed the Escrow Agreement and the NBCU Commercial Agreement as Exhibits 10.13 and 10.14, respectively, to Amendment No. 1.

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please contact Jason R. Sanderson at (415) 858-1332 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

890 5TH AVENUE PARTNERS, INC.

By:	/s/ Adam Rothstein
Name:	Adam Rothstein
Title:	Executive Chairman

Enclosures

cc:	Dawn Belt (Fenwick & West) Daniel Harris (BraunHagey & Borden) Jason Sanderson (BraunHagey & Borden) Alice Hsu (Orrick, Herrington & Sutcliffe LLP)